UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

LLOYDS BANKING GROUP PLC
LBG CAPITAL NO. 1 PLC
LBG CAPITAL NO. 2 PLC
(Names of Subject Companies (Issuers))

LLOYDS BANKING GROUP PLC
(Name of Filing Person (Offeror))

LBG Capital No. 1 plc 7.875% Dated Enhanced Capital Notes due 2020 (ISIN XS0459093521 and XS0459093794)
LBG Capital No. 2 plc 7.875% Dated Enhanced Capital Notes due 2020 (ISIN XS0496068429)
LBG Capital No. 1 plc 8.00% Fixed-to-Floating Rate Undated Enhanced Capital Notes (ISIN XS0473106283 and XS0471767276)
LBG Capital No. 1 plc 8.50% Fixed-to-Floating Rate Undated Enhanced Capital Notes (ISIN XS0473103348 and XS0471770817)
(Title and CUSIP No. of Class of Securities)

Lloyds Banking Group plc
25 Gresham Street
London EC2V 7HN
United Kingdom
011-44-207-626-1500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:
John W. Banes
Davis Polk & Wardwell London LLP
99 Gresham Street
London EC2V 7NG
United Kingdom
Tel. No.: 011-44-207-418-1300

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee
N/A	N/A


Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

	going-private transaction subject to Rule 13e-3.

	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: 

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

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On March 6, 2014, Lloyds Banking Group plc (the “Company”) issued a press release in which LBG Capital No. 1 plc and LBG Capital No. 2 plc announced their intention to commence concurrent exchange offers for certain of their outstanding euro and sterling denominated enhanced capital notes (the “Non-US Offer”) and certain US dollar denominated enhanced capital notes (the “US Dollar Offer”) for specified series of series of Additional Tier 1 Securities to be issued by the Company. Only the US Dollar Offer will be available to holders of enhanced capital notes that are U.S. residents. The press release is attached as Exhibit 99(a)(5).

The exchange offers, including the US Dollar Offer, have not commenced. Upon commencement of the US Dollar Offer, the Company will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 (“Registration Statement”) (including the Prospectus contained therein) and a tender offer statement on Schedule TO relating to the US Dollar Offer. No offers can be accepted until the Registration Statement is declared effective. Holders of the enhanced capital notes are urged to read carefully these documents when they become available because they will contain important information about the US Dollar Offer. Copies of these documents are available for free by visiting EDGAR on the SEC website at www.sec.gov.

Item 12. Exhibits.

The following is included as an exhibit to this Schedule TO:
Number	Description
99(a)(5)	Press release announcing LBG Capital No. 1 plc’s and LBG Capital No. 2 plc’s intention to commence an exchange offer, dated March 6, 2014.

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EXHIBIT INDEX

Number	Description
99(a)(5)	Press release announcing LBG Capital No. 1 plc’s and LBG Capital No. 2 plc’s intention to commence an exchange offer, dated March 6, 2014.

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